February 9, 2009

Mr. Craig Ruckman

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Separate Account VA V

WRL Freedom Multiple Variable Annuity

Post-Effective Amendment No. 8 on Form N-4

File Nos.: 333-112089; 811-21491

Dear Mr. Ruckman:

Post-Effective Amendment No. 8 to the above-referenced Form N-4 registration statement was filed with the Securities and Exchange Commission on February 9, 2009. The accession number is 0001193125-09-022138.

Enclosed is a courtesy copy of the WRL Freedom Multiple Variable Annuity, prospectus and SAI black-lined against the currently effective registration statement.

Please note that this filing is being used as a “template” filing and I have enclosed a copy of the Template Request for your convenience.

We trust that all of the information is in order. Please call me at (319) 355-8330 with any comments or questions.

Very truly yours,

Western Reserve Life Assurance Co. of Ohio

/s/ Darin D. Smith
Darin D. Smith
Assistant General Counsel

Enc.

cc:	Frederick R. Bellamy, Esq.